MUNGER, TOLLES & OLSON LLP
355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA  90071-1560
TELEPHONE  (213) 683-9100
FACSIMILE  (213) 687-3702
______________

33 NEW MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA  94105-9781
TELEPHONE  (415) 512-4000
FACSIMILE  (415) 512-4077

March 18, 2013

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Daily Journal Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 14, 2012
File No. 000-14665

Dear Mr. Dobbie:

We are in receipt of your letter dated February 25, 2013 with respect to the above-referenced Form 10-K (the “Form 10-K”).  We are responding to your comments on behalf of Daily Journal Corporation (“Daily Journal” or the “Company”).  For ease of reference, we have set forth your comments and the Daily Journal’s responses to those comments below.

General

1.  We note the high percentage of your total assets that are marketable securities.  Please provide a detailed legal analysis explaining why you believe you are not an investment company as defined in the Investment Company Act of 1940.

Daily Journal’s Response:  Section 3(a)(1)(C) of the Investment Company Act (the “Act”) defines an investment company as an issuer (i) “engaged … in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) whose assets are at least 40% investment securities.  But Section 3(b)(1) of the Act exempts from this definition any issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”

The Section 3(b)(1) exemption applies in this case because Daily Journal is not just “primarily” engaged in businesses other than investing - it is entirely engaged in other businesses.  The Company and its two wholly-owned subsidiaries have nearly 275 employees and contractors, all of whom are engaged either in the publication of newspapers and magazines or the development and licensing of case management software.

There is no question that Daily Journal’s marketable securities currently exceed 40% of its total assets.  This is due to the wise decision of the Board of Directors in 2009 to begin shifting the Company’s cash and cash equivalents into marketable securities that have appreciated significantly.  The Board recognized that this decision would be contrary to the conventional (but questionable) notion that the least risky way to preserve corporate capital for the long-term benefit of stockholders is to invest it in government bonds at interest rates approximating zero, notwithstanding rising inflation.

That the Company even had excess cash to invest is due primarily to the confluence of a unique aspect of its publishing business and the country’s largest financial crisis in more than 70 years.  The Company’s newspapers are “adjudicated”, which means they are eligible to publish legal notices, including notices of residential foreclosure sales that are required by California and Arizona law to be published by the foreclosure trustee in an adjudicated newspaper.  The Company aggressively competes for the opportunity to publish trustee foreclosure notices, and there were lots and lots of them to be published in California and Arizona beginning in 2006.

So, while the “Great Recession” ironically benefitted Daily Journal, the Board knew that it needed to plan for the Company’s post-recession operations.  To do that, the Company needed to (1) hedge a very difficult environment for newspapers generally, (2) provide for an asset base from which to pursue attractive acquisition opportunities, and (3) establish a minimum net worth that would enable it to bid on significant government software contracts that the Company had been too small to qualify for in the past.  Accordingly, the Board decided to purchase three securities selected by Charles Munger, the Company’s non-executive chairman, and J.P. Guerin, the Company’s vice-chairman.  Those investments were quite successful, and the Company now holds positions in six securities.

As you know, the Act does not define what it means to be “primarily engaged” in the business of trading and investing in securities, but the Commission developed a five-factor test to determine a company’s primary engagement in In re Tonopah Mining Co. (26 S.E.C. 426 (1947)).  That test was also recently interpreted in SEC v. National Presto Industries (486 F.3d 305 (2007)).  The five factors are addressed below:

1.  The Company’s History.  The Company’s largest-circulation newspaper, the Los Angeles Daily Journal, was established more than 124 years ago, and is published every weekday, except certain holidays.  The Company became publicly traded in 1986, and it now publishes ten newspapers of general circulation and one specialty magazine.  The Company entered the case management software business in 1999 when it purchased 80% of Sustain Technologies, Inc., and it purchased the remaining 20% in 2008.  The Company expanded its software presence in 2012, when it purchased New Dawn Technologies, Inc. for $14 million, using the Company’s marketable securities as collateral for a loan currently bearing interest at an incredibly favorable 75 basis points per annum.  Unlike the prototypical “inadvertent investment company”,  which has sold most of its assets and operates with a skeleton staff in perpetual search of something new, Daily Journal is an ongoing enterprise and is using its marketable securities to expand its operations.

2.  The Way the Company Presents Itself to the Public.  The Company presents itself to the public and to stockholders solely as an operating company engaged in the publishing and case management software businesses.  That is how the Company’s websites, periodic reports and other publicity all depict it.  The Company’s SEC filings only contain the information regarding its marketable securities that is required in the financial statements and when discussing liquidity and capital resources, including in the context of funding operational business acquisitions, as in the case of the New Dawn transaction last December.  Under no circumstances could it be said that the Company’s disclosures are such as to suggest that the Company’s principal activity is trading and investing.

3.  The Activities of the Company’s Officers and Directors.  None of the company’s officers or employees spend any time selecting or managing the Company’s investments in marketable securities.  As noted above, two of the Company’s directors, Charles Munger and J.P. Guerin, selected the securities which, given their experience and knowledge of investing, required very little time.  Also, there have been only purchases and no sales, so no time has been spent trading or “managing” these marketable securities.  Messrs. Munger and Guerin monitor the performance of the marketable securities and report to the Board periodically.

4.  The Nature of the Company’s Present Assets. As noted above, the Company can stipulate to the fact that marketable securities make up more than 40% of its present assets, due in large part to the unrealized appreciation in those securities.  But that doesn’t make the Company a closed-end mutual fund.

In Tonopah, the SEC phrased the fourth factor as whether “the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”  In National Presto, the court emphasized that the focus of the fourth factor was on whether the company was leading investors to believe that the company’s principal activity was trading and investing.

The Company’s SEC and stockholder reports make it very clear that the Company is an operating enterprise with only two businesses: publishing and software.  Investors would be ill-advised to think of the Company as an alternative to a mutual fund.  The Company has every intention of using its marketable securities to support its operating businesses, both now and for the forseeable future.

It is also important to note that the court in National Presto criticized the Commission’s reliance on the fourth factor of the Tonopah test because it merely restates Section 3(a)(1)(C) of the Act.  According to the court:

“The only reason one turns to this exclusion [in Section 3(b)(1)] is that the 40% asset test has been satisfied. . . . What sense would it make to enact a law using 40% as the threshold in subsection (a)(1)(C), and convert the ‘real’ rule to 50% in subsection (b)(1) by using words rather than numbers?  Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”

In this case, Daily Journal admits to having been a successful investor over the past four years.  However, the Company’s public disclosures - which focus on the operating businesses and contain no more information about its investments than is required by accounting and SEC rules - would not lead a reasonable investor to believe that the principal activity of the Company (emphasis from National Presto) is trading and investing in securities.

5.  The Source of the Company’s Present Income.  The fifth factor of Tonopah looks at the Company’s present income, as well as at the Company’s expenditures to produce that income.  And the court in National Presto noted that it is important to consider both pre-tax and net income for this part of the test.  As with the other factors, the application of this factor favors a determination that the Company is not an investment company.

In 2011, the Company’s marketable securities generated approximately $1.2 million out of $12 million in total pre-tax income, or basically 10% of the 2011 total.  On a net income basis, the marketable securities represented approximately 16% of the $7.8 million in total net income, after accounting for the dividends received deduction.

In 2012, the Company’s marketable securities tacitly generated approximately $1.9 million out of more than $10.7 million in pre-tax income, or a little under 17% of the total.  But the income generated by the marketable securities in 2012 was more than offset by an “other than temporary impairment loss” on those securities of $2.9 million, resulting in 0% of the Company’s 2012 pre-tax income and net income coming from its marketable securities.

In each of those years, the Company spent nothing other than transaction brokerage commissions to produce its income from marketable securities.  By contrast, the Company’s publishing and software operations produced revenues of almost $32 million in 2012 and $34.5 million in 2011, and the Company spent approximately $24 million on its operations in each of those years to produce that revenue.

It is worth noting that all of the unrealized appreciation in the Company’s marketable securities is considered “comprehensive income”, but that is not included in calculating net earnings or in earnings per share.  The accountants’ use of the word “income” is a bit misleading because the unrealized appreciation does not actually represent income until it is realized and net of taxes.  It would not be appropriate to consider “comprehensive income” when applying the Tonopah “ present income” test because “comprehensive income” reflects nothing more than changes in the market value of the Company’s marketable securities over time and is not present income of the Company.

Because all of the Tonopah factors favor the determination that Daily Journal is not an investment company (particularly when viewed in light of the court’s decision in National Presto, which offered very similar facts), we trust the Commission will conclude that no action is necessary given that the exemption from investment company status in Section 3(b)(1) of the Act is available to Daily Journal.

Signatures, page 34

2.  Please revise your future filings to have Mr. Salzman indicate that he is signing in his personal capacity as the principal executive officer, principal financial officer and principal accounting officer in the second signature block on page 34.

Daily Journal’s Response:  In future filings, Mr. Salzman will indicate in the second signature block rather than the first signature block that he is signing in his personal capacity as principal executive officer, principal financial officer and principal accounting officer.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 683-9161.

Sincerely,

/s/ Brett J. Rodda

Brett J. Rodda